Realty Income Corporation

11995 El Camino Real

San Diego, California 92130

December 15, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:               Stacie Gorman, Staff Attorney

Re:	Realty Income Corporation

Registration Statement on Form S-4

File No. 333-275868

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby respectfully request acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-275868) (as amended, the “Registration Statement”) of Realty Income Corporation, so that such Registration Statement will be declared effective as of 4:00 p.m., Eastern Time, on December 19, 2023, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Darren Guttenberg at (714) 755-8050 or, in his absence, Abigail Smith at (202) 637-3391.

Thank you for your assistance in this matter.

Very truly yours,

REALTY INCOME CORPORATION

By:	/ s/ Michelle Bushore
	Name:	Michelle Bushore
	Title:	Executive Vice President, Chief Legal Officer, General Counsel and Secretary

cc:	Sumit Roy, Realty Income Corporation

Rochelle Thomas, Spirit Realty Capital, Inc.

Charles Ruck, Latham & Watkins LLP

Darren Guttenberg, Latham & Watkins LLP

Abigail Smith, Latham & Watkins LLP

Adam Emmerich, Wachtell, Lipton, Rosen & Katz

Karessa Cain, Wachtell, Lipton, Rosen & Katz